UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                CALA CORPORATION
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   224908 30 1
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                                 (CUSIP Number)

                                  Giuseppe Cala
                              100 N. Broadway, Suite 1890
                          Oklahoma City, Oklahoma 73102
                                 (405) 235-4960
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 10, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following:[X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to who copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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


CUSIP No. 224908  30  1

1.       NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Giuseppe Cala

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         Not applicable

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         PF

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

         No

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

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

NUMBER OF SHARES BENEFICIALLY
BY OWNED BY EACH REPORTING      7.         SOLE VOTING POWER            21,012,593 shares of Common Stock, $.005 par value and 225
PERSON WITH                                                             shares of Series AA Preferred Stock, par value $.10 per
                                                                        share (including 158,000 shares of Common Stock held by
                                                                        trusts for the benefit of his children and 95,833 shares
                                                                        of Common Stock  held by his wife Sandra O. Acevido.
-----------------------------------------------------------------------------------------------------------------------------------


                                8.         SHARED VOTING POWER           NA
-----------------------------------------------------------------------------------------------------------------------------------


                                9.         SOLE DISPOSITIVE POWER        21,012,593 shares of Common Stock and 225 shares of Series
                                                                         AA Preferred Stock
-----------------------------------------------------------------------------------------------------------------------------------


                                10.        SHARE DISPOSITIVE POWER       NA
-----------------------------------------------------------------------------------------


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,012,593 shares of Common Stock and 225 shares of Series AA Preferred Stock

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

         Excludes warrants to purchase 150,000 shares of Common Stock

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         46.6% of Common Stock (47.0% assuming full conversion of warrants)

14.      TYPE OF REPORTING PERSON

         IN

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

                                  SCHEDULE 13D


ITEM 1. SECURITY AND ISSUER:

     This statement related to the Common Stock, $.005 par value (the "Common Stock"), and other securities of Cala Corporation (formerly Creative Restaurant Concepts, Inc.), an Oklahoma corporation (the "Issuer"), which has its principal executive offices at 100 N. Broadway, Suite 189, Oklahoma City, Oklahoma 73102.


ITEM 2. IDENTITY AND BACKGROUND:

     This statement relates to the securities of the Issuer that were acquired by Mr. Giuseppe Cala. The principal business of Mr. Cala has been restaurant and hotel ownership and management, and business acquisitions. His business address is 100 N. Broadway, Suite 189, Oklahoma City, Oklahoma 73102.

     Mr. Cala has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS:

     Mr. Cala previously acquied 8,710,819 shares of the Common Stock, $.005 par value of the Issuer, Warrants to purchase 150,000 shares of the Common Stock of the Issuer, and 225 shares of the Series AA Preferred Stock of the Issuer during October 1999.

     On November 16, 1999, Mr. Cala acquired 2,800,000 additional shares of common stock of the Company in exchange for a restaurant lease for a restaurant currently under construction in Fishermens Wharf in San Francisco, California. In March, 2000, Mr. Cala acquired 9,501,774 shares in exchange for debt retired when notes payable he acquired in October, 1999 were surrendered to Cala Corporation.

ITEM 4. PURPOSE OF TRANSACTION:

     The purpose of the acquisitions of the securities of the Issuer by Mr. Cala was for investment purposes.

     (a) There are tentative plans and proposals to issue additional securities of the Issuer in exchange for assets.

     (b) There are no current plans or proposals regarding an extraordinary transaction, such as a specific merger, reorganization, or liquidation involving the Issuer or its subsidiaries.

     (c) There are no current plans or proposals involving a sale or transfer of a material amount of the assets of the Issuer or its subsidiaries.

     (d) There are presently two vacancies on the Board of Directors of the Issuer, which has an authorized number of five members. There are no plans to chanage the total authorized number of directors on the Board of Directors, or to change their term of office.

     (e) There are no current plans or proposals to cause any material change in the present capitalization or dividend policy of the Issuer.

     (f) There are no current plans or proposals to make material changes in the Issuer's business or corporate structure; except that the Board of Directors is considering a reverse stock split in the near future.

     (g) There are no current plans or proposals to make any changes in the Issuer's charter, bylaws or similar instruments, or other actions that may impede the acquisition of control of the Issuer by any person.

     (h) There are no current plans or proposals to cause the Common Stock of the Issuer to be delisted from over-the-counter pink sheet market.

     (i) There are no current plans or proposals to cause the Common Stock of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934.

     (j) There are no current plans or proposals regarding any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY:

     (a) As of the date hereof, Mr. Cala is the direct beneficial owner of 21,012,593 shares of the Common Stock, 225 shares of Series AA Preferred Stock, and warrants to purchase 150,000 shares of Common Stock exercisable at and exercise price of $.05 per share of the Issuer.

     (b) Mr. Cala has the sole power to vote and to dispose of the securities of the Issuer described herein.

     (c) No other purchases or sales of the Common Stock of the Issuer have been made by Mr. Cala during the past 60 days, except as described in Item 3 hereof.

     (d) To the best knowledge of Mr. Cala, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by him.

     (e) Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

     Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) to the best of his knowledge, concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies regarding the securities of the Issuer owned by Mr. Cala.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS:

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:  April 10, 2000                          By:   /S/ Giuseppe Cala
                                                     ---------------------------
                                                         Giuseppe Cala